FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
April, 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

April 23, 2010

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Santiago

            FINAL DIVIDEND PAYMENT FOR THE FISCAL YEAR 2009

Dear Sir,

            In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rule No.30, and duly authorized by the board of the Company for this purpose, I inform the Superintendency of the following material information:

            The Shareholder’s Meeting held on April 22, 2010, agreed to distribute a final dividend amounting to Ch$17.53050 per share payable on May 5, 2010. Shareholders registered in the Shareholders Registry as of April  28, 2010 are entitled to this dividend. Considering the interim dividend of Ch$9.31235 per share, paid in December 2009, the total dividend attributable to the annual period ended on December 31st, 2009 was Ch$26.84285 per share.

Yours sincerely,

Joaquín Galindo

Chief Executive Officer

April 23, 2010

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Santiago

APPOINTMENT OF THE BOARD OF DIRECTORS

Dear Sir,

In accordance with articles 9 and 10 of Law 18,045 and the administrative regulations of the Superintendency of Securities and Insurance, I wish to inform you the following Material Information:

The Shareholders’ Meeting of Empresa Nacional de Electricidad S.A., held yesterday, appointed a new Board of Directors of the Company for a period of three years from the date of the meeting.

The members of the Board as of April 22, 2010 are:

Jaime Bauzá Bauzá

Paolo Bondi

Francesco Buresti

José María Calvo-Sotelo Ibáñez-Martín

Vittorio Corbo Lioi

Jaime Estévez Valencia

Luis de Guindos Jurado

Felipe Lamarca Claro

Jorge Rosenblut

The Board of the company at its ordinary meeting held on April 23, 2010, agreed to appoint Jorge Rosenblut as Chairman of the Board and the Company and Paolo Bondi as the Vice-Chairman of the Board.

            During the same meeting, the Board agreed to appoint Jaime Bauzá Bauzá, Jaime Estévez Valencia and Felipe Lamarca Claro as members of the Directors’ Committee.

Yours sincerely,

Joaquín Galindo

Chief Executive Officer

April 23, 2010

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Santiago

POLICY ON HABITUAL TRANSACTIONS

Dear Sir,

The following material information is reported in accordance with articles 9 and 10 of Law 18,045 and the administrative regulations of the Superintendency of Securities and Insurance:

The board of the Company at its meeting held on April 23, 2010, has adopted the following policy with respect to habitual transactions related to the ordinary course of business, effective today, and allows the transactions with related parties without complying with the requirements and procedures set out in Nos. 1 to 7 of article 147 of Law 18,046:

POLICY ON HABITUAL TRANSACTIONS

1. Considered as habitual transactions are those financial transactions between companies belonging to the same Economic Group and which are classified as trading current accounts and/or structured financial loans, carried out for the cash management optimization of the companies.

2. Considered as habitual are those transactions between related parties that are related to electricity supply contracts subject to regulated prices or that derive from electricity supply tenders.

3. Considered as habitual are those transactions of a financial nature or financial intermediation made by the Company in a normal and permanent way with banking companies and their subsidiaries, such as fixed-income financial investments, currency trading, financial derivatives, repurchase agreements, time deposits, overdraft lines, loans against promissory notes, letters of credit, performance bonds, stand-by letters of credit, etc. and which are booked as transactions between related parties, when they may be subject to confrontation of market prices in an auditable way.

Yours sincerely,

Joaquín Galindo

Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ Joaquín Galindo V.

Joaquín Galindo V.

Chief Executive Officer

Dated: April 23 2010